U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: October 15, 2024

Robert Ventures Holdings LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

2810 N. Church St., #28283

Wilmington, Delaware 19802

(302) 404-6341

Email: info@robertventures.com

Bonds

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Limited Liability Company Restated and Amended Operating Agreement

On October 9, 2024, Robert Ventures Holdings LLC amended and restated its operating agreement in order to reflect an assignment of ownership from RV Yield AI LLC to Joseph Robert and RVLP LLC, which is managed by Joseph Robert.

EXHIBIT INDEX

Exhibit 99.1 –	Limited Liability Company Restated and Amended Operating Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robert Ventures Holdings LLC

By:	/s/ Joseph Robert
Joseph Robert
Chief Executive Officer (Principal Executive Officer) Chief Financial Officer (Principal Accounting Officer)